DC

No Act

PE 11/26/12

Act: 1933
Section: 3(A)(9)
Rule:
Public Availability: 11/27/2012

12028259

November 27, 2012

Received SEC

NOV 2 7 2012

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Minnesota Soybean Processors
Incoming letter dated November 26, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if MnSP, in reliance on your opinion of counsel that its existing shares of common stock, Class A preferred stock and patronage equities, and its proposed common units, Class A preferred units and patronage equities, are not securities as defined in Section 2(a)(1) of the Securities Act, offers and sells the proposed common units, Class A preferred units and patronage equities without compliance with the registration requirements of the Securities Act.

In addition, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that the transaction is not a sale within the meaning of Section 2(a)(3) of the Securities Act and Rule 145 thereunder, MnSP issues Class B preferred units to holders of Class B preferred stock in the proposed conversion without registration under the Securities Act.

These positions are based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the questions presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Mail Stop 4561

Michael L. Weaver
Lindquist & Vennum PLLP
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2274

Re: Minnesota Soybean Processors

Dear Mr. Weaver:

In regard to your letter of November 26, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LINDQUIST
LINDQUIST+VENNUM   Minneapolis • Denver• Sioux Falls

Michael L. Weaver
(612) 371-3987
mweaver@lindquist.com
www.lindquist.com

Lindquist & Vennum PLLP
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2274
Phone: (612) 371-3211
Fax: (612) 371-3207

November 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Availability of Section 2(a)(1) and Section 2(a)(3) for Amendments to Organizational Documents of Minnesota Soybean Processors to be Governed by Chapter 308B of Minnesota Statutes

Ladies and Gentlemen:

On behalf of Minnesota Soybean Processors ("MnSP"), we hereby request that the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if MnSP proceeds with amending its organizational documents to be governed by Chapter 308B of Minnesota Statutes as described below without registration under the Securities Act of 1933, as amended (the "Securities Act"). This request is based on our opinion that (1) its existing shares of common stock, Class A preferred stock and patronage equities, and its proposed common units, Class A preferred units and patronage equities following amendment, do not constitute securities within the meaning of Section 2(a)(1) of the Securities Act, and (2) that the conversion of its existing shares of Class B preferred stock into Class B preferred units under the amendments does not constitute a sale within the meaning of Section 2(a)(3) of the Securities Act and Rule 145 thereunder.

Background

MnSP is an agricultural marketing cooperative organized in 1999 under Chapter 308A of Minnesota Statutes, and is primarily engaged in the business of processing soybeans of its members into soybean oil, soybean meal, and bio-diesel renewable fuel products at its soybean crush facility and bio-diesel operation in Brewster, Minnesota. MnSP is owned by over 2,300 growers in Minnesota and various other states throughout the Midwestern United States who market their soybeans through MnSP. MnSP's mission is to provide the maximum value-added return to its members by combining the latest soybean processing technologies with proven management and to provide a high quality feed product for America's producers as well as providing a high quality renewable fuel source.

MnSP conducts its business and activities as a cooperative, as more particularly provided for in MnSP's Articles of Incorporation and Bylaws, copies of which are attached to this no-action request. As such, MnSP does not make a profit for its own account from its processing and marketing activities.

Rather, the net income of MnSP in excess of dividends on equity capital and additions to reserves is distributed to members annually or more often on the basis of patronage. *See* Article V of the Articles of Incorporation and Bylaw VII of the Bylaws.

MnSP is a membership cooperative. Producers of agricultural products and associations of such producers may become a member of MnSP by, among other things: (a) becoming the holder of one (1) share of common stock, which is the membership stock of MnSP; (b) becoming the holder of a minimum number of shares of Class A preferred stock prescribed by the Board of Directors (currently prescribed at 2,500 shares); (c) entering into a uniform marketing and delivery agreement with MnSP; and (d) meeting other membership criteria or requirements established from time to time by the Board of Directors. No person may hold more than one share of common stock.

Each member of MnSP has one vote in the affairs of MnSP (i.e., each holder of common stock has one vote), regardless of the number of shares of non-voting Class A preferred stock held by such member. One member, one vote is a hallmark of cooperative operations and cooperative principles since adoption of the Capper-Volstead Act and the Agricultural Marketing Act of 1929. In keeping with its cooperative operations and structure, MnSP applied for and was granted exempt cooperative status under Section 521 of the Internal Revenue Code (the "Code") in 2000. As a consequence of qualifying as a Section 521 cooperative, MnSP has been exempt from the registration requirements of the Securities Act by virtue of the exemption for farmer's cooperative organizations contained in Section 3(a)(5).

Under the uniform marketing and delivery agreement, members are entitled and obligated to deliver and market soybeans through MnSP in proportion to and based on the number of shares of Class A preferred stock they hold. In other words, the common stock of MnSP is its membership stock, and the Class A preferred stock is the delivery stock of MnSP. *See* Bylaw I of the Bylaws. We also attach a copy of MnSP's uniform marketing and delivery agreement to this no-action request.

Membership in MnSP may be terminated by the Board of Directors in their discretion if the Board determines among other things that a member has: (a) become ineligible for membership for any reason; (b) failed to patronize the cooperative for a period of one year or more; (c) intentionally or repeatedly violated any provision of the Articles, Bylaws or board policies; or (d) breached any contract with the cooperative, including the uniform marketing and delivery agreement. In the event of membership termination, the Board may redeem or convert the common stock into a nonvoting certificate of interest at an amount equal to the value of the consideration for which the stock was issued. Upon such redemption or conversion, such ineligible holder ceases to be a member of the cooperative and ceases to have voting rights. In addition, the Board may terminate the ineligible holder's rights to deliver products to the cooperative under the uniform marketing and delivery agreement. In the event MnSP exercises its right to convert the common stock into a nonvoting certificate of interest, MnSP shall have no obligation to redeem such nonvoting certificate of interest, nor shall the holder of such interest have any right to demand the redemption thereof. Like the common stock from which it was converted, nonvoting certificates of interest are non-transferable and may never be redeemed for more than the value of the consideration for which the common stock was issued. *See* Article IV of the Articles of Incorporation and Bylaw I of the Bylaws.

In the event of any dissolution, liquidation or winding up of MnSP, all debts and liabilities of MnSP shall be paid according to their respective priorities, and any remaining assets shall then be paid to the holders of equity capital to the extent of their interests therein and any excess shall be paid to the patrons of MnSP on the basis of their past patronage. *See* Article VI of the Articles of Incorporation and Section 9.02 of Bylaw IX of the Bylaws.

In summary, MnSP's Articles and Bylaws restrict membership in the cooperative to agricultural producers who deliver soybeans to the cooperative pursuant to uniform marketing and delivery agreements, provide for termination of membership for failure to do so, and mandate that net income of the cooperative is returned to members on the basis of patronage, not share ownership, both out of current earnings and in liquidation.

Purpose of Request

MnSP is presently a cooperative organized under and governed by Chapter 308A of Minnesota Statutes. MnSP is considering amending its organizational documents to be governed by and becoming a Minnesota Chapter 308B cooperative to establish certainty regarding its tax treatment. Minnesota Chapter 308B cooperative associations are taxed as partnerships under Subchapter K of the Code, which preserves single-level tax treatment on earnings and gains for the cooperative and its members and eliminates any uncertainty regarding the risk of double taxation. MnSP's proposed conversion from a Minnesota Chapter 308A cooperative to a 308B cooperative, and the accompanying change from being taxed under Subchapter T to Subchapter K of the Code, will result in the loss of MnSP's exempt cooperative status under Section 521 of the Code. As a consequence, MnSP's capital stock will no longer be exempt from the registration requirements of the Securities Act under Section 3(a)(5) which relates only to securities issued by a farmer's cooperative organization exempt from tax under Section 521 of the Code.

A cooperative organized under Minnesota Chapter 308A may convert and become subject to Minnesota Chapter 308B by amending its organizational documents to conform to the requirements of Chapter 308B. The loss of the Section 3(a)(5) Securities Act exemption makes it necessary for MnSP to request that the Division of Corporation Finance not recommend any enforcement action to the Commission if MnSP proceeds with amending its organizational documents to be governed by Chapter 308B of Minnesota Statutes without registration under the Securities Act. We are of the opinion that the approval by its members of the required amendments to its Articles and Bylaws to be governed by Chapter 308B does not constitute an offer or sale of a security for purposes of Section 5 of the Securities Act because (1) its existing shares of common stock, Class A preferred stock and patronage equities, and its proposed common units, Class A preferred units and patronage equities following amendment, do not constitute securities within the meaning of Section 2(a)(1) of the Securities Act, and (2) the conversion of its existing shares of Class B preferred stock into Class B preferred units under the amendments does not constitute a sale within the meaning of Section 2(a)(3) of the Securities Act and Rule 145 thereunder.

Existing Membership and Capital Structure

MnSP is a cooperative organized on a capital stock basis. The authorized capital stock of MnSP consists of: 5,000 shares of common stock, with a par value of $.01 per share; 50,000,000 shares of nonvoting Class A preferred stock, with a par value of $.01 per share; and 10,000,000 shares of nonvoting Class B preferred stock, with a par value of $.01 per share. The authorized capital stock of MnSP currently issued and outstanding consists of 2,392 shares of membership common stock, 21,218,620 shares of nonvoting Class A preferred stock and 1,793,000 shares of nonvoting Class B preferred stock.

Common Stock.

Ownership. The common stock of MnSP is its membership stock. Membership in MnSP is restricted to the holders of common stock. Each member must hold one share of common stock and no person may hold more than one share of common stock. Holders of common stock are restricted to producers of agricultural products and associations of such producers who meet the requirements and conditions of membership as provided in MnSP's Articles of Incorporation and Bylaws.

Voting. Holders of common stock are the only holders of stock in MnSP with voting power. Because each holder of common stock is restricted to one share, each holder of common stock has one vote in the affairs of MnSP regardless of the number of shares of nonvoting Class A preferred stock held by such common stockholder.

Stock Dividends. No dividends may be paid on the common stock.

Patronage Dividends. No patronage dividends are paid to the holders of common stock by virtue of their ownership of common stock, because members are not entitled or obligated to deliver soybeans to the cooperative on the basis of common stock.

Transferability. The common stock is non-transferable and cannot be pledged.

Redemption/Liquidation. The common stock may never appreciate in value. No holder of common stock has any right to require the redemption of its common stock. The common stock may be redeemed only at the option of the Board of Directors in accordance with the provisions of MnSP's Articles and the Bylaws. The Board of Directors has the authority to establish a redemption policy on terms and conditions it deems advisable in its sole discretion; provided, however, that the common stock may never by redeemed for more than the value of the consideration for which the common stock was issued. In the event of liquidation of the cooperative or by operation of a merger, holders of the common stock may never receive more than the value of the consideration for which the shares of common stock were issued.

Class A Preferred Stock.

Ownership. The Class A preferred stock is the delivery stock of MnSP. Members deliver soybeans to MnSP in proportion to the number of shares of Class A preferred stock held by such member. MnSP establishes the number of bushels of soybeans per share of Class A preferred stock to be delivered annually under the uniform marketing and delivery agreement each year, based on the estimated number of bushels it anticipates it will process and market that year. Holders of Class A preferred stock are restricted to producers of agricultural products and associations of such producers. MnSP's Bylaws establish additional conditions, requirements and limitations of holding Class A preferred stock, such as entry into the uniform marketing and delivery agreement and the minimum number of shares of Class A preferred stock that must be held for membership.

Voting. The Class A preferred stock is nonvoting, and holders of Class A preferred stock are not entitled to voting rights in MnSP by virtue of their ownership of the Class A preferred stock.

Stock Dividends. No dividends on equity capital may be paid on the Class A preferred stock.

Patronage Dividends. Patronage dividends from the net income of MnSP in excess of dividends on equity capital and additions to reserves are paid to members annually or more often on the basis of patronage i.e., in proportion to the amount of business done with or for members, which is the quantity of soybeans delivered. Patronage dividends may be paid in the form of cash or allocated patronage equities. As stated, members deliver soybeans in proportion to the number of shares of Class A preferred stock held by such member. If a member does not deliver soybeans (or in the case of membership termination, MnSP has terminated the right to deliver), it cannot participate or share in the net income of MnSP. **Because no dividends are paid on the Class A preferred stock , the only method to derive value from ownership of the Class A preferred stock is through delivery by the holder**. *See* Article V of the Articles of Incorporation and Bylaw VII of the Bylaws.

Transferability. The transferability of the Class A preferred stock is restricted. Shares of the Class A preferred stock are transferable only with the approval of the Board of Directors, and then only to persons eligible to hold the Class A preferred stock. In addition, under Chapter 308A, the Bylaws must provide (and do so provide) that the cooperative has the first privilege of purchasing Class A preferred stock offered for sale by a stockholder. MnSP has established a bulletin board for members to post their interest in selling or buying shares of Class A preferred stock, but since inception of the cooperative in 2000, less than ½ of 1 % of the outstanding shares of Class A preferred stock have been sold, and none have been sold at more than the price at which the shares were originally issued.

Redemption/Liquidation . MnSP's Class A preferred stock may be redeemed only at the option of the Board of Directors in accordance with the provisions of MnSP's Articles and Bylaws. The Board of Directors has the authority to establish a redemption policy on terms and conditions it deems advisable in its sole discretion. In the event of liquidation of the cooperative or by operation of a merger, holders of the Class A preferred stock may never receive more than the value of the consideration for which the shares of Class A preferred stock were issued (allocated patronage equities are paid in liquidation at face amount after payment of preferred stock and common stock; any surplus is paid to the current and former patrons in proportion to their patronage over the period determined to be equitable and practicable by the Board of Directors). **Because liquidating or merger payments may never exceed the value for which the shares of Class A preferred stock were issued, the only method to derive value from ownership of the Class A preferred stock is through delivery**. *See* Bylaw IX of the Bylaws.

Bundling . In order to avoid fragmented ownership of the cooperative's class A preferred stock and any entitlements of the holder of said stock based on patronage (i.e., based on delivery) whether entitlements to current patronage earnings, past patronage earnings paid as allocated patronage equities, or entitlements paid in liquidation or merger based on patronage over a determined period (the surplus distribution provision referenced above), MnSP's Bylaws provide that such entitlements vest automatically in the transferee with respect to any transfer of Class A preferred stock. *See* section 11.06 of Bylaw XI of the Bylaws. This bundling does not impair or prevent the fundamental tenet that the only method to derive value from ownership of Class A preferred stock is through delivery.

Class B Preferred Stock.

Ownership. Class B preferred stock may be issued to any person or entity whether or not involved in agricultural production.

Voting. Class B preferred stock is nonvoting stock.

Stock Dividends. Dividends on equity capital may be paid on Class B preferred stock as determined by the Board of Directors. Dividends on the Class B preferred stock may not exceed 8% annually on the value of the consideration for which the stock was issued, and the dividends may be cumulative.

Patronage Dividends. No patronage dividends are paid to the holders of Class B preferred stock by virtue of their ownership of Class B preferred stock, because holders of such stock are not entitled or obligated to deliver soybeans to the cooperative on the basis of Class B preferred stock owned.

Transferability. The transferability of the Class B preferred stock is restricted. Shares of the Class B preferred stock are transferable only with the approval of the Board of Directors. In addition, under Chapter 308A, the Bylaws must provide (and do so provide) that the cooperative has the first privilege of purchasing Class B preferred stock offered for sale by a stockholder. MnSP has established a bulletin board for members to post their interest in selling or buying shares of Class B preferred stock, but since inception of the cooperative in 2000, less than 1/10 of 1 % of the outstanding shares of Class B preferred stock have been sold, and none have been sold at more than the price at which the shares were originally issued.

Redemption/Liquidation . The Board of Directors has the authority to establish a redemption policy on terms and conditions it deems advisable in its sole discretion, subject to the terms of issue of any series of Class B preferred stock (e.g., the current series are redeemable at option of the Board at issue price + cumulated but unpaid dividends). In the event of liquidation of the cooperative or by operation of a merger, holders of the Class B preferred stock are entitled to receive the value of the consideration for which the shares of Class B preferred stock were issued, plus, in the case of a series whose terms includes rights to cumulative dividends on liquidation, the amount equal to the dividends accumulated and unpaid thereon.

Patronage Equities.

Ownership. Patronage equities are non-cash patronage dividends from MnSP's earnings that are issued to members annually based on the quantity of business they have done with MnSP during each fiscal year.

Voting. Patronage equities have no voting rights.

Dividends. No dividends may be paid on patronage equities.

Transferability/Redemption. Patronage equities may only be transferred with the consent and approval of the Board of Directors. No person shall have any right whatsoever to require the retirement or redemption of any patronage equities. The redemption or retirement is solely within the discretion and on the terms as prescribed from time to time by the Board of Directors of the cooperative. Patronage equities may never be redeemed for more than their face value. In the event of liquidation of the cooperative or by operation of a merger, allocated patronage equities are paid in liquidation at face amount after payment of preferred stock and common stock. **Because liquidating or merger payments may never exceed the face amount of the patronage equities, patronage equities will never appreciate in value over the face amount at which they were paid.** *See* Bylaw VII of the Bylaws.

Bundling. In order to avoid fragmented ownership of the cooperative's class A preferred stock and allocated patronage equities, MnSP's Bylaws provide that allocated patronage equities vest automatically in the transferee with respect to any transfer of Class A preferred stock. *See* section 11.06 of Bylaw XI of the Bylaws. This bundling does not impair or prevent the fundamental tenet that patronage equities may never appreciate in value over the face amount at which they were paid.

Proposed Amendments to Organizational Documents to be Governed by Chapter 308B; MnSP will be the Same Entity under State Law

As stated above, MnSP is considering amending its organizational documents to be governed by Chapter 308B of Minnesota Statutes instead of Chapter 308A. A summary comparison of Minnesota's two cooperative statutes, Chapter 308A and Chapter 308B, is attached to this no-action request. Under Minnesota Statutes Section 308B.225, a cooperative organized under Chapter 308A "may convert and become subject to this chapter by amending its organizational documents to conform to the requirements of this chapter." *The proposed amendments to be governed by Chapter 308B will not be effected by merger, transfer of assets, or other corporate restructuring transaction.* Thus, by operation of law, the proposed conversion transaction will not result in a "new" entity being formed or created or the termination of the existing cooperative legal entity, but will occur solely as a consequence of MnSP amending its Articles of Incorporation and Bylaws to become subject to the provisions of Minnesota Chapter 308B rather than Chapter 308A. *The converted cooperative is the same entity for all purposes under Minnesota law.* Both under state law and under an evaluation of the economic and membership rights, powers, and privileges before and after the conversion transaction, MnSP is simply electing to be governed by a different chapter of Minnesota cooperative laws by amending its Articles and Bylaws to conform with the governing chapter. Accordingly, in our opinion, MnSP as a legal entity will remain in existence as the *same legal entity* following conversion and will continue as the *same legal entity* following conversion.

Purpose of Proposed Amendments to be Governed by Chapter 308B

The primary purpose for MnSP's proposed conversion is to establish certainty regarding its tax treatment. MnSP is currently taxed as an exempt 521 cooperative under Subchapter T of the Code. As a cooperative, MnSP is not taxed on patronage sourced income allocated to its members. These amounts are instead taxed directly to its members. Through this allocation of patronage sourced income to its members and the cooperative level deduction that is allowed for this allocation, MnSP and its members are able to achieve single-level taxation of MnSP's patronage sourced income. As an exempt cooperative under Section 521 of the Code, MnSP can also achieve single-level taxation of its non-patronage sourced income. This single-level taxation on all earnings is an important economic result of MnSP's operations as an exempt cooperative.

From time to time the Internal Revenue Service challenges the tax status of various cooperatives, sometimes taking the position that the entities are not operating on a cooperative basis and therefore not entitled to cooperative tax treatment, sometimes challenging the classification of income as patronage sourced (only allocations of patronage sourced income are eligible to be deducted by non-exempt cooperatives in determining their taxable income), sometimes challenging the mechanics of allocating the patronage sourced income or the technical requirements of the allocation to constitute a deductible allocation). If MnSP is unable to maintain its Subchapter T tax status or the single-level tax treatment of its patronage sourced and non-patronage sourced earnings, it would be taxed as a corporation under

Subchapter C of the Code, with taxation at both the entity level and member level, resulting in reduced economic benefits to its members.

Upon completion of the proposed conversion to a Minnesota Chapter 308B cooperative association, MnSP will continue to operate as a cooperative, but it will be taxed as a partnership under Subchapter K of the Code for federal and state income tax purposes. This partnership tax treatment will preserve the single-level tax treatment for MnSP and its members on all earnings (both patronage sourced and non-patronage sourced income) and eliminate any uncertainty regarding the aforementioned risk of double taxation.

Proposed Conversion is NOT a Merger

The provisions of Sections 308B.225 and 308A.141 should not be confused with statutory provisions that cover merger and consolidation transactions. MnSP's proposed conversion is not a merger or other type of corporate transaction.

Minnesota Statutes Section 308B.225 provides that a cooperative organized under Chapter 308A may convert to a Chapter 308B cooperative association by amending its organizational documents to conform to the requirements of this chapter. Before proceeding with the conversion transaction, the Board of Directors, by a majority vote, must pass a resolution that includes the text of the proposed amendment. MnSP must then provide its members with notice of a special meeting to vote on the amendment, including a disclosure statement summarizing the member's rights and obligations, the capital structure of MnSP and a copy of the resolutions to effect amendment of MnSP's Articles to comply with Chapter 308B. Minnesota Statutes Section 308B.221 requires a majority vote of the members to adopt the proposed amendment, provided that a quorum of members are present or represented by alternative vote at the meeting. Following approval of the amendment by its members, MnSP would file a certificate and amended articles meeting the requirements of Chapter 308B with the Minnesota Secretary of State. Upon filing of the certificate and amended articles with the Secretary, MnSP would automatically convert to a cooperative association and be governed by Chapter 308B of the Minnesota Statutes.

Minnesota Statutes Section 308B.225 expressly states that in a conversion from a Chapter 308A cooperative to a Chapter 308B cooperative association, the rights, securities, or interests in the 308A cooperative may be exchanged or converted into rights, property, securities, or interests in the 308B cooperative association. The converted cooperative is the same entity for all purposes under Minnesota law.[1]

Minnesota Statutes Section 308A.141 contains a similar election procedure whereby a corporation or association organized and doing business under other Minnesota statutes or under the laws of another state may become subject to the provisions of Minnesota Chapter 308A by simply amending

[1] This is similar to Sections 265 and 266 of the Delaware General Corporation Law ("DGCL") which state that when another entity has been converted into a Delaware corporation pursuant to Section 265 or a corporation has been converted to another entity or business form pursuant to Section 266, the corporation or converted entity, for all purposes of the laws of the State of Delaware, will be "deemed to be the same entity" as the converting other entity or corporation and the rights, privileges, powers, duties, assets and liabilities of the converting other entity or corporation shall remain vested and attached to the converted corporation or other entity.

its articles of incorporation to conform to the requirements of Chapter 308A and making the necessary filings with the Secretary of State.

Major Similarities in MnSP Following the Proposed Amendments to be Governed by Chapter 308B

In addition to the statutory effect of MnSP continuing as the same legal entity and merely amending its organizational documents to be governed by Chapter 308B, MnSP will continue to conduct its business and operations on a cooperative plan, and the rights, privileges, powers and duties of the members of MnSP and the holders of its nonvoting class B preferred stock will remain identical and unchanged both before and after the conversion transaction.

Organization/Operations. The proposed conversion will not change MnSP's basic organizational structure or entity type, and MnSP will remain the same legal entity for state law purposes, simply governed under a different cooperative statute. MnSP will remain a Minnesota cooperative with the same officers, management team and board of directors. Members of MnSP will enjoy the same rights and privileges and have the same delivery obligations under the uniform marketing and delivery agreement between MnSP and its patron members. MnSP's business and operations before and after the proposed conversion will also remain the same. MnSP will continue operating its soybean crush facility and bio-diesel business. The proposed conversion will not affect MnSP's rights, privileges or powers or its obligations or liabilities. Further, there will be no impairment or reversion of title on any of MnSP's assets, including real or personal property, debts due to MnSP or any causes of action.

Membership. MnSP will continue as a membership cooperative. Patron members will continue to be governed by a uniform marketing and delivery agreement, and will continue to have the same delivery rights and obligations to MnSP as they currently have. Patron membership will remain restricted to persons who are eligible to be patron members under MnSP's amended Articles and Bylaws including becoming the holder of one (1) common unit and entering into a uniform marketing and delivery agreement. Patron members will continue to have the same voting rights (one member, one vote) under MnSP's amended Articles and Bylaws. Patron members will continue to share in the net income of MnSP on the basis of patronage, and not on the basis of investment. No member (whether patron or nonpatron) may hold more than one common unit.

Capital Structure. The capital structure of MnSP will remain the same both before and after the proposed conversion transaction. Common units and Class A preferred delivery units will be subject to the same restrictions on dividends, transferability, pledging, and redemption as they currently are under MnSP's Chapter 308A Articles and Bylaws. Class B preferred units will have the identical rights and limitations as the Class B preferred stock. To-wit:

- Each share of common stock will be exchanged for one common unit, which will continue to be the membership units of MnSP under its amended 308B Articles and Bylaws, and no member may hold more than one common unit.
    - Common units will remain nontransferable, and may never be redeemed for more than the value of the consideration for which they were issued.
    - No dividends may be paid on Common units.

- Each share of nonvoting Class A preferred stock will be exchanged for one nonvoting Class A preferred unit, which will remain nonvoting and continue to be subject to the same restrictions on dividends, transfers, pledging, and redemptions.
    - Class A preferred units may only be transferred to persons eligible to hold the units, and no dividends on capital may be paid on Class A preferred units.
    - Class A preferred units will have same priority and liquidation rights as they currently enjoy, and may not receive more than the value for which they were issued in liquidation or merger.
    - The value derived by the holder of Class A preferred units will still be entirely dependent on delivery of soybeans by such holder, and not merely by virtue of holding the Class A preferred units.

- Each share of nonvoting Class B preferred stock will be exchanged for one nonvoting Class B preferred unit.
    - The nonvoting Class B preferred units may still be issued to any person or entity and each Class B preferred unit will remain nonvoting and continue to be subject to the same restrictions on transfers and redemptions.
    - MnSP may still pay dividends on Class B preferred units, as determined by the Board of Directors, and the dividends may be cumulative.
    - Dividends on Class B preferred units will remain subject to the 8% annual limit.

- Patronage equities will be exchanged for equal patronage equities, at their stated dollar amount on a dollar-for-dollar basis and in such denominations or series so as to preserve the year of issue and conditions of the original issuance.

- All unallocated capital reserves of MnSP will continue as unallocated capital reserves of MnSP following the conversion.

Single-Level Taxation. Notwithstanding the change from tax Subchapter T to Subchapter K of the Code, MnSP and its members, patrons and nonpatrons, will continue to be taxed on a single-level "pass-through" basis, which means that MnSP will pay no federal income tax at the entity level and members will pay tax on their allocable share of MnSP's net income.

Obligations and Liabilities. The conversion of MnSP to a 308B cooperative will not affect any obligations or liabilities of MnSP before the conversion or the personal liability of any person incurred before the conversion. Under Section 308B.225, subd. 2 of Minnesota Statutes, the conversion of a cooperative organized under Chapter 308A to a cooperative governed by Chapter 308B does not affect any obligations or liabilities of the cooperative before the conversion or the personal liability of any person incurred before the conversion. When the conversion is effective, the rights, privileges, and powers of the cooperative, real and personal property of the cooperative, debts due to the cooperative, and causes of action belonging to the cooperative, remain vested in the cooperative and are the property of the cooperative as converted and governed by Chapter 308B. Title to real property vested by deed or otherwise in the cooperative organized under Chapter 308A does not revert and is not impaired by reason of the cooperative being converted and governed by Chapter 308B. Rights of creditors and liens upon property of the cooperative are preserved unimpaired, and debts, liabilities, and duties of the cooperative remain attached to the cooperative as converted and governed by Chapter 308B and may be enforced against the cooperative as converted and governed by Chapter 308B to the same extent as if the debts, liabilities, and duties had originally been incurred or contracted by the cooperative as organized under Chapter 308B. The rights, privileges, powers, and interests in property of the cooperative under Chapter 308A, as well as the debts, liabilities, and duties of the cooperative are not deemed, as a consequence of the conversion, to have been transferred for any purpose of the laws of the State of Minnesota.

Principal Differences in MnSP Following the Proposed Amendments to be Governed by Chapter 308B

Terminology. Current members of MnSP will become patron members under the 308B cooperative terminology, and will continue to hold membership common stock and nonvoting Class A preferred delivery stock under MnSP's amended Articles and Bylaws. However, because a 308B cooperative is an unincorporated association, the common stock will be referred to as "common units" and the nonvoting Class A preferred stock will be referred to as "Class A preferred units."

Tax Treatment. A 308A cooperative is an incorporated corporation that is taxed as a cooperative under Subchapter T of the Code. A 308B cooperative is an unincorporated association and is treated and taxed as a partnership under Subchapter K of the Code. Each member will be required to report on their income tax return their distributive share of MnSP's income, gains, losses and deductions without regard to whether cash distributions are received. MnSP will provide each member with an annual Schedule K-1 indicating the member's share of MnSP's income, loss and their separately stated components. Additionally, for tax purposes only, the 308B conversion will be treated as a constructive taxable liquidation of MnSP and distribution of its assets, subject to all of its liabilities, to its shareholders, followed immediately by a constructive contribution by those shareholders of the assets and liabilities to MnSP. This tax treatment of the conversion transaction is due to MnSP being taxed as a partnership under the Code following the conversion, versus being taxed as a cooperative corporation under the Code prior to the conversion. The tax treatment does not impact or affect the approval of the conversion transaction under Chapter 308A or 308B or the rights of members under 308A or 308B.

Nonpatron Members. A 308B cooperative allows for nonpatron members. Nonpatron members may share in the net income of the cooperative on the basis of investment rather than on the basis of patronage, if nonpatron membership interests are authorized by the Articles (patron members of the 308B cooperative continue to share in the net income of the cooperative allocable to the patron members collectively on the basis of patronage and not investment). This means that a 308B cooperative may pay more than the 8% annual dividend limitation on equity capital that is imposed on 308A cooperatives on any equity capital it receives in consideration for issuing nonpatron membership interests. MnSP's amended Articles will allow for the issuance of nonpatron memberships. However, MnSP is not issuing any non-patron membership interests pursuant to the proposed conversion and any such future issuance of nonpatron membership interests would require registration or an exemption under the Securities Act. In particular, the holders of the nonvoting Class B preferred units following the conversion transaction (currently the holders of nonvoting Class B preferred stock) will not be members of the MnSP under 308B (they will hold neither patron or nonpatron membership interests), will not have any of the rights or privileges of members, including no membership voting rights, and will continue to have only those rights under the Class B preferred units of MnSP under 308B that they currently have under the Class B preferred stock of MnSP under 308A.

Following Conversion, There will be No Material Change in Applicable Law or Governing Documents and No Material Change in Rights or Obligations or Economic Interests of MnSP Stockholders

We have outlined the major similarities in MnSP following the conversion, including:

- Operations continue on a cooperative basis
- MnSP continues a membership cooperative
- Voting rights of patron members remain the same
- Capital Structure of outstanding equity interests remains the same
- Marketing and Delivery of Soybeans remain the same
- Members still enjoy single-level taxation on all earnings of MnSP

We have also identified the principal differences in MnSP following the conversion, namely the tax treatment under subchapter K instead of subchapter T of the Code, and the state law authority of MnSP to issue non-patron membership interests. However, as discussed below in the "no sale of security" section of this no-action request, these differences do not result in "value" accruing to MnSP or its stockholders within the meaning of Section 2(a)(3). Similarly, while there are differences between an entity taxed under Subchapter K and one that is taxed under Subchapter T, the conversion will not result in any material change in the economic interests of the stockholders in MnSP.

In addition to the statutory effect of MnSP continuing as the same legal entity and merely amending its organizational documents to be governed by Chapter 308B, MnSP will continue to conduct its business and operations on a cooperative plan, and the rights, privileges, powers and duties of the members of MnSP and the holders of its nonvoting class B preferred stock will remain identical and unchanged both before and after the conversion transaction under the amended organizational documents.

In sum, there will be no material change in applicable law or governing documents of MnSP following the conversion. The MnSP stockholders will receive interests in the 308B cooperative that are identical in rights and obligations to the interests they currently hold in all material respects. There will be no change in the cooperative operations of MnSP or the rights and obligations of members and the holders of the nonvoting class B preferred stock following the conversion. In our opinion, the conversion will not result in any material change in the economic interests of the MnSP stockholders in MnSP.

MnSP's Existing Shares of Common Stock, Class A Preferred Stock and Patronage Equities and its Proposed Common Units, Class A Preferred Units and Patronage Equities Are Not Securities

We are of the opinion that MnSP's common stock, Class A preferred stock and patronage equities, and the common units, Class A preferred units and patronage equities that will exist following the adoption of the amendments to be governed by Chapter 308B do not constitute "securities" within the meaning of Section 2(a)(1) of the Securities Act. In arriving at this conclusion, we particularly note the following: (1) no stock dividends may be paid on either the common stock, the Class A preferred stock, or the patronage equities of MnSP, either before or after the conversion; (2) MnSP's income is not and will not be distributed to members in proportion to the number of shares held or Class A preferred units held or the face amount of patronage equities held but rather is and will be distributed on the basis of patronage; (3) MnSP's common stock and common units are and will be nontransferable, and can never appreciate in value; (4) because no stock dividends are paid or will be paid on the Class A preferred stock / preferred units, the only method to derive value from ownership of the Class A preferred stock and units and patronage equities is through delivery of soybeans by the holder; (5) because liquidating or merger payments may never exceed the value for which the shares of Class A preferred stock / preferred units were issued, the only method to derive value from ownership of the Class A preferred stock / preferred units or patronage equities is through delivery of soybeans by the holder; (6) no person has any right whatsoever to require the redemption or retirement of patronage equities and their redemption or retirement is solely within the discretion and on the terms as prescribed from time to time by the Board of Directors, provided patronage equities may never be redeemed for more than their face value; (7) patronage equities confer no voting rights on its holders; (8) in the event of liquidation of the cooperative or by operation of a merger, patronage equities are paid at face amount after payment of preferred stock and common stock; (9) because redemption/retirement or liquidating/merger payments may never exceed the face amount of the patronage equities, patronage equities can never appreciate in value; (10) the transfer of MnSP's Class A preferred stock and patronage equities is and will continue to be greatly restricted and, in the case of the Class A preferred stock / preferred units (to which patronage equities are and will be bundled by operation of the bylaws), may only be transferred to persons who are or are eligible to be a patron member, which requires entering into a uniform marketing and delivery agreement; and (11) the overall benefits derived from ownership of MnSP's shares are attributable primarily to the assurance that members will have a value-added market to whom they can deliver and sell their soybeans, and does require active delivery to receive those benefits.

Two leading cases for the proposition that shares of capital stock in a cooperative do not constitute "securities" are *United Housing Foundation, Inc. v. Forman*[2] and *B. Rosenberg & Sons, Inc. v. St. James Sugar Coop., Inc.*[3] In *Forman*, part of the construction cost of a cooperative housing project was financed by advance deposits given by those wanting to lease apartments in the project. Shares of "stock" were given in return for the deposits. The Supreme Court held that the stock was not a security under the federal securities laws because it lacked the normal incidents of a security investment: (i) it did not entitle its holders to receive dividends contingent upon an apportionment of profits; (ii) it was non-negotiable; (iii) it could not be pledged; (iv) it conferred no voting rights; and (v) it could not appreciate in value. The stock had no investment purpose and was merely a deposit which was fully recoverable from the cooperative when the stockholder left the apartment.

In *St. James Sugar*, a sugar grower's cooperative was organized to assist farmers in marketing their sugar cane and to obtain favorable prices for supplies and equipment. To become a member, each farmer had to purchase one share of the cooperative's common stock. The District Court extended Forman's application to membership participation in an agricultural cooperative when it held that the common stock required to be purchased to become a member was not a security. The District Court noted that the stock was nonnegotiable, bore no dividends and entitled each member to only one vote. The only distributions made were patronage dividends, which "are not profits similar to income from ordinary stock investments but are rebates or refunds to members based solely on patronage and not on the amount of money invested in the stock." 447 F.Supp. at 4. Unlike typical securities transactions, patronage dividends and other benefits based on the members' patronage of the cooperative are not directly related to the initial investment in the cooperative. Rather, members of cooperatives entitled to

[2] 421 U.S. 837 (1975).

[3] 447 F.Supp. 1 (E.D. La. 1976).

such patronage dividends expect a refund which comes from their own labor and efforts and not from their original investments of capital.

With respect to MnSP's patronage equities both before and after the adoption to be governed by Chapter 308B, under the principles identified in *Forman* and *St. James Sugar*, we believe the patronage equities are not securities under the federal securities laws because they lack the normal incidents of a security investment. Unlike typical securities transactions, the patronage equities are issued automatically in amounts proportionate to a member's quantity of business with MnSP, without such member having to decide whether to acquire the patronage equities or not. Under such circumstances, there is no "investor" to be protected because the recipient of the patronage equities makes no investment decision whether or not to receive a patronage equity refund. The decision to accept patronage equities is made by the member when they make a decision to become a member and not when the member does business with MnSP or when the patronage refund is made. The patronage equities confer no voting rights on their holders. The patronage equities can never appreciate in value. No interest or dividends are paid on the patronage equities. The transfer of the patronage equities is greatly restricted, and through the bundling provisions of MnSP's Bylaws may only be transferred along with the Class A preferred stock to those persons who are or are eligible to be a patron member, which requires entering into a uniform marketing and delivery agreement. Accordingly, we are of the opinion that MnSP's patronage equities both before and after the adoption to be governed by Chapter 308B do not constitute securities under the federal securities laws and therefore would not require registration.

With respect to MnSP's common stock and Class A preferred stock and the common units and Class A preferred units that will exist following the adoption of the amendments to be governed by Chapter 308B, the Staff's position on membership stock in cooperatives has been generally consistent with the *Forman* and *St. James Sugar* decisions. The majority of requests for no-action letters involving the issuance of unregistered stock by cooperatives are sought under Section 2(a)(1), based on the opinion that cooperative stock does not constitute a security.[4] *Associated Grocers Co-Op* and *American Hardware Supply* both involve instances where a cooperative argued that no securities were involved when stock was purchased as a requirement to become a member in a cooperative and to receive the cooperative's goods or services. No interest or dividends were paid, other than patronage dividends, which in an economic sense represent adjustments to the purchase price of the cooperative's services rather than gain or loss on an investment. The Staff granted no-action letters in both cases noting that the stock did not possess the characteristics of a security, such as transferability, ordinary dividend rights and appreciation in value. *American Crystal Sugar* involved an agricultural cooperative that argued its preferred stock was not a security. The Staff granted a no-action relief, noting in particular that: (1) the preferred stock paid no dividends, and income was not distributed to members in proportion to the number of shares held; (2) the transfer of preferred stock was greatly restricted; and (3) the benefits derived from ownership of the cooperative's shares were attributable to the assurance that shareholders would have a purchaser to whom they could deliver their crops.

In one case, the Staff denied no action relief to a cooperative arguing that its common stock was not a security.[5] *Mutual Service* involved a cooperative that served as the channel through which three

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[4] *See e.g.* Associated Grocers Co-Op, Inc., SEC No-Action Letter, 1984 WL 45337 (June 8, 1984); American Hardware Supply Co., SEC No-Action Letter, 1984 WL 44919 (Jan. 9, 1984); and); American Crystal Sugar Co., SEC No-Action Letter, 1984 WL 45677 (Feb. 19, 1984).

[5] *See* Mutual Service Coop., SEC No-Action Letter, 1981 WL 25127 (Jul. 27, 1981).

insurance companies were controlled under a complex governance structure. In its denial of no action relief, the Staff stated that the transferability, capital appreciation and dividend features attendant to the cooperative's shares suggest that they may constitute securities, particularly noting that: (1) the payment of dividends was permitted notwithstanding the cooperative's representation that such dividends were unlikely to be paid; (2) the shares of the cooperative's common stock could be transferred with the approval of the Board of Directors; and (3) such stock could be resold at a profit. Unlike Mutual Service Cooperative, no dividends may be paid on MnSP's common stock and Class A preferred stock. Additionally, MnSP's common stock is non-transferable and may be redeemed only at the option of the Board of Directors for no more than the value of the consideration for which the common stock was issued. Although MnSP's Class A preferred stock is transferable with the approval of the Board of Directors, MnSP has the first privilege of purchasing any Class A preferred stock offered for sale by a stockholder. Additionally, there is essentially no market for MnSP's Class A preferred stock because stockholders are limited to eligible agricultural producers and holders must grow and deliver soybeans in order to derive any economic benefit from owning the Class A preferred stock. This no market is borne out by the fact that since inception in 2000, less than ½ of 1% of MnSP's Class A preferred stock has been sold.

As in *Forman*, MnSP's existing common and Class A preferred stock and proposed common and Class A preferred units represent a membership deposit for the use of MnSP's marketing services. MnSP's members are not motivated by a desire to profit from an investment of capital in purchasing MnSP's common and Class A preferred stock, but instead by a return from their own labor and efforts by participating in a marketing cooperative. The financial benefits of MnSP's business activity, reflected in the patronage equities, accrue to its members in relationship to their patronage activity and not as a result of their holdings of capital stock. As in *St. James Sugar*, where it was held that no security was involved, MnSP's common stock should not be a security because (i) it is issuable only to members; (ii) it is not transferable, and cannot be pledged; (iii) it does not entitle members to any dividends; and (iv) no more than the aggregate consideration for which the stock was issued is returned to a member upon withdrawal from MnSP or upon the liquidation or merger of MnSP. Furthermore, because no member may hold more than one share of common stock, each member has the same number of votes, regardless of the volume of a member's business with MnSP.

Further, as in *St. James Sugar*, where it was held that no security was involved, MnSP's Class A preferred stock should not be a security because (i) it is issuable only to members; (ii) it is transferable only to eligible members, and only upon approval and acceptance of the board of directors; (iii) it does not entitle members to any dividends other than patronage equities; and (iv) no more than the aggregate consideration for which the stock was issued is returned to a member upon liquidation and dissolution of MnSP. The value of membership and the sharing of earnings of MnSP comes through membership and patronage, and not on the basis of how many shares are owned.

In sum, the foregoing Article and Bylaw provisions constitute MnSP's operations on a cooperative plan and result in its common stock, Class A preferred stock and patronage equities not constituting a "security." Following its election to become a Chapter 308B cooperative, MnSP's amended Articles and Bylaws will contain the same provisions mandating operations on a cooperative plan for its patron members, and thus the common and Class A preferred units of MnSP and patronage equities will not constitute a security. In arriving at this position, we particularly note the following: (1) no stock dividends may be paid on either the common stock, the Class A preferred stock, or the patronage equities of MnSP, and MnSP's income is not distributed to members in proportion to the number of shares held but rather is distributed on the basis of patronage; (2) MnSP's common stock in nontransferable, and the transfer of MnSP's Class A preferred stock and patronage equities is greatly restricted; (3) the benefits derived from ownership of MnSP's shares are attributable primarily to the assurance that members will have a value-added market to whom they can deliver and sell their soybeans; (4) all members of MnSP immediately prior to the conversion will become patron members of MnSP under Chapter 308B; and (5) patron members will be subject to these same restrictions and benefits under MnSP's amended Articles and Bylaws under Chapter 308B. Accordingly, we are of the opinion that MnSP's existing shares of common stock and Class A preferred stock, and its proposed common units and Class A preferred units, are not subject to registration under the Securities Act because the common and Class A preferred stock and common and Class A preferred units merely evidence membership in MnSP rather than a security under Section 2(a)(1) of the Securities Act.

The Conversion of Class B Preferred Stock of MnSP into Class B Preferred Units of MnSP Does Not Involve the Sale of a Security under Section 2(a)(3) of the Securities Act.

We are of the opinion that the proposed conversion, as it relates to the Class B preferred stock of MnSP, will not involve the offer for sale or sale[6] of a security because (1) the holders of the Class B preferred stock will have no vote with respect to the conversion of their shares into Class B preferred units and (2) no "value" will accrue to MnSP or the holders of the Class B preferred stock within the meaning of Section 2(a)(3) as a result of the conversion. Accordingly, we request that the Staff advise MnSP that the Staff will not recommend that any enforcement action be taken by the Commission if MnSP undertakes and completes the conversion with respect to the Class B preferred stock and Class B preferred Units without registration under the 1933 Act as described in this request.

In making this request, we would like to point out that this no vote arises not from the structure of the conversion, but rather from the terms of the original issuance of the Class B preferred stock, and thus can be distinguished from Rule 145 transactions structured to avoid a vote of security holders. Here, the holders of Class B preferred stock simply have no right to vote on the conversion, and were fully-aware and informed of the nonvoting nature of the Class B preferred stock in connection with the original issuance of the stock.

From 1951 through 1972, corporate mergers, acquisitions, consolidations and reclassifications generally were exempt from registration under Rule 133 of the Commission on the theory that such transactions were acts by corporate entities rather than individual equity holders and that, as to the holders, no "sale" was involved in these transactions.

Rule 145 of the Commission under the 1933 Act was adopted effective January 1, 1973 to reverse the "no-sale" position that prevailed with respect to securities offered in corporate mergers, acquisitions, consolidations and reclassifications under Rule 133.[7]

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[6] Section 5 of the Securities Act provides as follows: "Sec. 5. (a) Unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly — (1) to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; ..." Section 2(a)(3) of the Securities Act of 1933 defines the terms "sale" and "sell" as follows: "(3) The term "sale" or "sell" shall include every contract of sale or disposition of a security or interest in a security, for value. The term "offer to sell", "offer for sale", or "offer" shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value. ...."

[7] Securities Act Release 33-5316 (October 6, 1972), which announced the adoption of Rule 145, stated: "Transactions of the character described in Rule 133 do not ... occur solely by operation of law and without the element of individual stockholder volition." Rather, "[t]he corporate action [involved in such transactions] . . . is

As such, Rule 145 clarified the definition of "sale" contained in Section 2(a)(3) as it would apply or not apply to mergers, acquisitions, consolidations and reclassifications.

Rule 145 provides as follows:

> "(a) Transactions within this section. An offer, offer to sell, offer for sale, or sale shall be deemed to be involved, within the meaning of section 2(3) of the Act, so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to the provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for
>
> (1) Reclassifications. A reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security;
>
> (2) Mergers or consolidations. A statutory merger or consolidation or similar plan or acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any person, unless the sole purpose of the transaction is to change an issuer's domicile solely within the United States; or
>
> (3) Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates ...."

While the conversion of MnSP from a Chapter 308A cooperative to a Chapter 308B cooperative may involve a reclassification of the Class B preferred stock of MnSP to Class B preferred units, it is a reclassification without substance or affect on the holders of the Class B preferred interests (the Class B preferred stock and the Class B preferred units will have identical rights and privileges). As a result, we are of the opinion that Rule 145 does not apply to the conversion of the Class B preferred stock of MnSP into Class B preferred units of MnSP because, as to the holders of the Class B preferred stock and Class B preferred units, there is no sale involved in the transaction. The holders of the Class B preferred stock have no vote on the conversion transaction. In the plain language of Rule 145, a sale occurs with respect to "security holders of a corporation or other person" when "there is submitted for the vote or consent of such security holders a plan or agreement ...." In the case of the holders of the MnSP Class B preferred stock, because such holders have no voting rights with respect to the

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derived from the individual consent given by each stockholder in voting on a proposal to merge or consolidate a business or reclassify a security. In voting, each consenting stockholder is expressing his voluntary and individual acceptance of the new security, and generally the disapproving stockholder is deferring his decision as to whether to accept the new security or, if he exercises his dissenter's rights, a cash payment. The corporate action in these circumstances, therefore, is not some type of independent fiat, but is only the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange." In addition, the Release said that Rule 145 was intended to "operate to inhibit the creation of public markets in securities of issues concerning which adequate current information is not available to the public."

transaction, nothing is being submitted for their vote or consent. If nothing is submitted for their vote or consent, under Rule 145 there is no sale.

This makes complete sense from both a conceptual and a practical viewpoint under the Act. If there is no vote on the part of the holders of the Class B preferred stock, they have no investment decision to make with respect to the transaction or the receipt by them of the Class B preferred units. If there is no investment decision to be made by them, there is no reason to provide them with information in the form of a registration statement that would provide them with the disclosure protections afforded by the Securities Act.

This reasoning was adopted and clearly stated by the Commission at the time of the adoption of Rule 145. As the preliminary note to Rule 145 of the Securities Act states, "Rule 145 is designed to make available the protection provided by registration under the Securities Act of 1933 ... to persons who are offered securities in a business combination of the type described in paragraphs (a)(1), (2) and (3) of the rule ... pursuant to which [offer] such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security." The proposed conversion simply does not present the holders of MnSP Class B preferred stock with an investment decision to which Rule 145 and Section 5 of Securities Act are intended to apply, under both the plain language of the statute and the rule as well as under conceptual and practical viewpoints. There is simply no reason to assign a "sale" interpretation under Rule 145 contrary to its plain language to holders of a nonvoting stock that are neither entitled to vote on the conversion nor ever intended to have voting rights.

This reasoning has been accepted in interpretations and no-action letters issued by the Staff and in federal court cases since the adoption by the Commission of Rule 145.

For instance, Section II, Illustration F in Securities Act Release No. 33-5463, issued shortly after the adoption of Rule 145, infers that shareholder approval is necessary to trigger Rule 145 registration requirements. In the case of a spin-off that would not have required a stockholder vote under state law or the company's articles or bylaws, the Staff stated: "Accordingly, inasmuch as the board of directors in its discretion has determined to submit the matter to stockholders, Rule 145 is applicable and the transaction may be registered on Form S-14 or S-1."[8]

In the no-action letter addressed to *General Electric Capital Corporation*,[9] both the reasoning of the request and the conclusion of the Staff illustrated the proper analysis and application of the provisions of the statute and regulations. In *GE Capital*, the company proposed a reincorporation merger that would transform an investment company incorporated under the provisions of the New York Banking Law into a business corporation organized under the Delaware General Corporation Law. GE Capital had two classes of stock: voting common stock, all of which was held by a single owner, and non-voting variable cumulative preferred stock, issued in a total of 40 series and held by approximately 175 stockholders. Mindful of the significant changes being made in the structure of the entity, the counsel for GE Capital argued that the change of domicile exception to Rule 145 should apply with respect to the voting common stock[10] but relied entirely on the no-sale

[8] Securities Act Release No. 5463 (Feb. 28, 1974), 1974 WL 161682, at * 6, illus. F.

[9] General Electric Capital Corporation (July 26, 2000).

[10] The request letter cited several prior no-action letters to demonstrate that "every change in corporate domicile ... necessarily involves changes in the interests of stockholders," including significant "organic changes" that could not have been accomplished under the law of the original domicile.

analysis with respect to the preferred stock. As the request stated, "We believe that the absence of voting or appraisal rights on the part of the holders of the [preferred stock] in connection with the Reincorporation Merger not only causes the issuance of the [new preferred stock] to fall outside of Rule 145 but similarly results in such issuance not being a 'sale' for purposes of Section 5 of the Securities Act." The conclusion of the Staff was concise: "The Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that the transaction is not a sale within the meaning of Section 2(a)(3) of the Securities Act of 1933, GE Capital Delaware issues its shares to stockholders of GE Capital in the Reincorporation Merger."

We are of the opinion that the proposed conversion by MnSP is similar to GE Capital in that the no-sale analysis should apply to the conversion of MnSP's Class B preferred stock into Class B preferred units just as it applied to the exchange of the GE Capital preferred stock for new preferred stock. We also are of the opinion that while an analysis of the differences between the pre-existing entity and successor should not be relevant in a no-sale context, to the extent that such an analysis might be considered relevant, the differences discussed above between MnSP prior to and following the conversion are less significant than the substantial organic change being made in the GE Capital reincorporation. We are of the opinion that the conclusion of GE Capital's counsel that "the relative rights, powers and preferences of the holders of capital stock of GE Capital . . . will not vary to any significant degree" and that an analysis of the changes affecting the interests of stockholders, which were discussed at length in GE Capital, can be even more forcefully applied in the case of MnSP.

A similar result was obtained in *New Street Capital Corporation.*[11] New Street was a Delaware corporation that proposed to reincorporate into a new Delaware corporation principally in an effort to escape the effects of a history of felonies and bankruptcy that tainted New Street as successor to the Drexel Burnham Lambert Group. A trust held 99% of the common stock and the approval of other holders of common stock was not necessary. There were no dissenters' or appraisal rights. There were also a number of warrant holders with no voting rights. Counsel argued, alternatively, that the Section 3(a)(9) exemption should apply or the transaction should not be considered to involve a sale. The Section 3(a)(9) analysis was somewhat forced because there were clearly two entities involved; counsel argued that the bankruptcy court's view of the two companies as being the same entity might be persuasive.[12] The no-sale analysis was presented forcefully, emphasizing the lack of a shareholder vote or appraisal rights, that no investment decision was being made by anyone other than the Trust, that shareholder rights would not change, and that no public market would be created as a consequence of the transaction. Without specifying the basis for its decision and without necessarily agreeing with counsel's analysis, the Staff concluded it would not recommend enforcement action.

Again, we believe that the MnSP conversion compares favorably to the facts and analysis presented in the New Street letter. The salient facts supporting the no-sale conclusion are similar, and we are of the opinion that the same entity analysis applies even more strongly in the case of MnSP since, under Minnesota law, MnSP will truly be the same entity both before and after the conversion.

We view the GE Capital and New Street transactions as true reorganizations because they do not fit neatly into any other category of analysis under Section 2(a)(3) or Rule 145.

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[11] New Street Capital Corporation (July 7, 1993)

[12] No serious argument was made that the bankruptcy exception might apply because it was acknowledged that the bankruptcy was essentially completed.

In the case of the MnSP conversion from a cooperative subject to Chapter 308A to a cooperative subject to Chapter 308B, the holders of the Class B preferred stock have neither voting rights nor dissenters' rights under the terms of the stock as it was originally issued. This is not a selective derogation of rights generally available to the holders of MnSP Class B preferred stock. They have no rights to force redemption of their shares or otherwise opt out of the conversion. Thus, there is no investment decision whatsoever to be made by them. Requiring registration of the transaction to provide disclosure to the holders of the Class B preferred stock would serve no purpose, under the Act or otherwise.

The no-sale logic has also been adopted in court decisions. One example is *Isquith by Isquith v. Caremark International, Inc.*[13], where a spin-off not subject to shareholder approval was held not to involve a sale for purposes of maintaining a suit under Rule 10b-5. Baxter International, Inc., the company effecting the spin-off, had previously obtained a no-action letter for the transaction.[14] The 7th Circuit stated:

> "[The securities laws] create a remedy ... for someone who is induced by ('relied on,' the courts usually say) a misrepresentation or a misleading omission to buy or sell a stock .... This presupposes that the someone had a choice, a choice distorted by the fraud. The members of the class in this case had no choice. They made no investment decision. They therefore cannot have been induced by the alleged fraud to buy or sell any securities even if the spinoff can somehow be thought of as effecting a sale of their shares in Baxter."[15]

The Court concluded that "... there can be no suit under the securities laws by someone who has not made an investment decision, that is, who has not made a choice, a voluntary decision albeit one induced by the fraud, to buy or sell securities."[16]

The reasoning and policy views inherent in the foregoing Staff pronouncements, no-action letters and decisions is rooted in the original views of the Federal Trade Commission, the predecessor of the Commission, prior to the adoption of Rule 133, that a "sale" is "involved in the submission of a plan or agreement for reorganization...when an opportunity to assent or to dissent or withdraw from a plan or agreement for reorganization is given on such terms that a person so assenting or failing to dissent or withdraw within a limited time will be bound, so far as he personally is concerned, to accept such securities...."[17]

In Addition to Not Constituting a Sale Under Rule 145, the Conversion Transaction Will Not Result in a Material Change in the Economic Interests of the Holders of Class B Preferred Stock or in "Value" Accruing to MnSP or to the Holders of Class B Preferred Stock Within the Meaning of Section 2(a)(3)

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[13] 136 F.3d 531 (7th Cir. 1998). See also additional cases cited therein.

[14] Baxter International, Inc. (September 11, 1992).

[15] 136 F3d at 534 (citations omitted).

[16] *Id.* at 536.

[17] Federal Trade Commission Release No. 167, May 16, 1934, quoted in an address by Manuel F. Cohen, Chief Counsel, Division of Corporation Finance, before The Association of the Bar of the City of New York Section on Banking, Corporation and Business Law and Section on Administrative Law, February 24, 1959.

We understand that the Staff has adopted the position, including in certain re-domestication cases, that transactions involving the disposition of securities for certain benefits (or detriments), including tax advantages (or disadvantages), or transactions where there are material changes in the rights of shareholders or where shareholders are giving up certain rights, constitute "value" within the meaning of Section 2(a)(3) of the Securities Act of 1933 and the definition of "sale" thereunder, notwithstanding the fact that the holders of such securities have no vote or other investment decision to make in the transaction.

The principal differences in MnSP and its governing documents following conversion from a Chapter 308A cooperative to a Chapter 308B cooperative will not constitute "value" within the meaning of Section 2(a)(3). There will be no changes of any substance in the conversion that result in certain "value" accruing to MnSP or the holders of the Class B preferred stock within the meaning of Section 2(a)(3). In particular, unlike the re-domestication cases, there will be no tax advantages to the holders of the Class B preferred stock of MnSP in the conversion, immediate or otherwise, that would constitute "value" within the meaning of Section 2(a)(3). The MnSP conversion will simply preserve the single-level taxation on MnSP's earnings currently enjoyed by MnSP and the holders of its stock (as an IRC Section 521 exempt cooperative, both patronage and non-patronage earnings are eligible for single-level taxation), and will not result in a material change in the economic interests of the stockholders. Moreover, any dividends paid on the Class B preferred units following the conversion will continue to be taxed at the same ordinary income tax rates as dividends paid on the Class B preferred stock currently are (as an IRC Section 521 exempt cooperative, dividends paid by MnSP on its Class B preferred stock are not "qualified dividends" and are not eligible for the lower tax rate on qualified dividends).

Also, "value" within the meaning of Section 2(a)(3) does not accrue to MnSP or its stockholders as a result of the conversion simply because MnSP *may* issue non-patronage membership interests under Chapter 308B. While some practitioners cite the ability of a 308B cooperative to issue non-patronage equity interests as an advantage of a 308B cooperative over a 308A cooperative, the MnSP conversion will result in no (zero) non-patronage equity interests being issued. Achieving certainty on its single-level taxation of earnings is the reason or purpose of the conversion, not to issue non-patronage equity interests. MnSP has no current plans or present intent to issue *any* type of equity interests following the conversion, and has no current plans to issue non-patronage equity interests following the conversion. MnSP may *never* issue non-patronage equity interests. While issuance of non-patronage equity interests may be permitted under Chapter 308B, it would be unfair to characterize this possibility as "value" accruing to MnSP or its stockholders (including holders of the Class B preferred stock) from the conversion within the meaning of Section 2(a)(3).

In the preceding sections of this letter and in the Comparison of Minnesota Cooperative Statutes provided with this request, we outline the major similarities and principal differences in MnSP that will exist or arise as a consequence of being governed by Chapter 308B instead of Chapter 308A. None of these differences result in "value" accruing to MnSP or its stockholders within the meaning of Section 2(a)(3) that would result in the conversion constituting a "sale" of a security with respect to the holders of the Class B preferred stock. The two principal differences between Minnesota Statutes Chapter 308A and Chapter 308B, namely partnership tax treatment and the authority to issue non-patronage equity interests, do not result in a material change in the economic interest of the MnSP stockholders or "value" accruing to MnSP or the holders of its Class B preferred stock. Therefore, the conversion transaction does not result in any "value" accruing to MnSP or the holders of the Class B preferred stock within the meaning of Section 2(a)(3) that would cause the conversion transaction to constitute a sale of a security under

Section 2(a)(3) with respect to such holders notwithstanding the fact that they have no vote on the transaction.

The Conversion Does Not Result in Tax Advantages to MnSP or the Holders of Class B Preferred Stock

The principal purpose of the conversion is to assure the preservation of the single-level taxation on MnSP's earnings presently enjoyed by MnSP and the holders of its stock. As an IRC Section 521 exempt cooperative, both patronage and non-patronage earnings of MnSP are presently eligible for single-level taxation. While the conversion to a Chapter 308B cooperative for a *non-exempt* cooperative would extend single-level taxation to earnings derived from non-patronage sources (non-exempt cooperatives are not entitled to patronage dividend deduction from non-patronage income), that is not the case for MnSP. MnSP is an exempt cooperative under IRC Section 521 and is already eligible for single-level taxation on both patronage and non-patronage earnings. Consequently, the conversion does not bestow a tax advantage to MnSP by expanding pass-through taxation to non-patronage earnings. Further, MnSP has not received any notice from the Internal Revenue Service questioning its tax treatment under Subchapter T of the Internal Revenue Code or its standing as a Section 521 exempt cooperative. Thus, we conclude that there is no material tax advantage to MnSP in the conversion, but rather the conversion simply preserves the single-level taxation of MnSP's earnings.

Where a transaction does involve the disposition of securities for certain benefits, including tax advantages accruing to the company or its shareholders, the Staff has found such advantages would constitute "value" within the meaning of Section 2(a)(3). [18] In *Caci, Inc.*, the Staff declined to give no-action relief to the parent company in a subsidiary spin-off request, and specifically noted that tax advantages to the parent company would constitute "value" within the meaning of Section 2(a)(3). Unlike the transaction in *Caci*, the conversion of MnSP to a Chapter 308B cooperative will not result in tax advantages for MnSP; as an exempt cooperative, it already is able to pass 100% of its income, both patronage-sourced and nonpatronage-sourced, through to its patrons. The change in taxation of MnSP from subchapter T of the Internal Revenue Code to subchapter K following conversion would simply preserve the single-level taxation of MnSP's earnings. Consequently, unlike in *Caci, Inc.*, the conversion transaction does not result in "value" accruing to MnSP within the meaning of Section 2(a)(3).

Similar to the foregoing "no tax advantages to MnSP from the conversion" conclusion, the change in taxation of MnSP's earnings from subchapter T to subchapter K following the conversion will not result in a tax benefit to the holders of Class B preferred stock either. For the stockholders of MnSP, and specifically for the holders of Class B preferred stock, preserving single-level taxation is not a new benefit or advantage received in or resulting from the conversion. Rather, the conversion simply assures the preservation of single-level taxation. Neither does the conversion transaction result in a tax disadvantage or detriment to the holders of Class B preferred stock. As noted above, MnSP is an IRC 521 exempt cooperative. As a 521 exempt cooperative, dividends paid by MnSP on its Class B preferred stock are not "qualified dividends" and are not eligible for the lower tax rate on qualified dividends. Consequently, the holders of Class B preferred stock currently pay ordinary income tax rates on dividends paid on the Class B preferred stock. Following conversion, any dividends paid on the Class B preferred units will continue to be taxed at the same ordinary income tax rates. As a result, unlike in *Caci, Inc.*, the exchange of Class B preferred stock for Class B preferred units by the holders thereof in the conversion

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[18] *See e.g.* Caci, Inc., SEC No-Action Letter, (Nov. 14, 1977) (tax benefits accruing to the parent).

transaction does not involve the disposition of securities for certain benefits that would constitute "value" within the meaning of Section 2(a)(3).

Further, while the conversion of MnSP from a 308A cooperative to a 308B cooperative will be treated as a taxable liquidation of MnSP followed by a re-contribution of assets to the 308B cooperative, the holders of Class B preferred stock will recognize no material tax consequences in the conversion and the tax treatment of the conversion does not impact or affect the conversion under 308A or 308B or the rights of members thereunder. In preparation for the conversion, MnSP has engaged a third-party appraiser to determine fair market value of MnSP and its assets and liabilities. Based on that preliminary appraisal, it appears that the fair market value of MnSP's assets will not exceed MnSP's tax basis in those assets at the effective time of the conversion. Consequently, we do not believe that the conversion will result in tax liability for the holders of common stock, Class A preferred stock or Class B preferred stock. Moreover, regardless of the final outcome of the appraisal, the holders of nonvoting Class B preferred stock will receive identical, nonvoting Class B preferred units that would be unaffected in terms of fair market value by the appraisal, such that we expect such holders to have no material tax consequence in the conversion.

In sum, we conclude that no "value" will accrue to either MnSP or the holders of Class B preferred stock in the conversion transaction within the meaning of Section 2(a)(3).

Other Considerations

We recognize that the Staff often takes into consideration factors extrinsic to the precise provisions of the Act and applicable rules in determining whether to issue a no-action letter. In the case of the proposed conversion, MnSP will provide a disclosure statement that substantially complies with the requirements of Regulation 14C to all of MnSP's stockholders (including holders of the non-voting Class A preferred stock and non-voting Class B preferred stock in addition to the holders of common stock) prior to the stockholders' meeting to be held to approve the conversion. Holders of all classes of stock will be invited to the special meeting which will consider the proposal, and holders of all classes will be invited to participate in the meeting, again notwithstanding the fact that only holders of common stock will be entitled to vote. MnSP intends to continue its policies of openness, inclusiveness and disclosure with the holders of all of its units of every class following the conversion.

It is also relevant to note that in the event MnSP chooses to offer and sell another class of equity security in the future, as would be permitted under the terms of Chapter 308B and the amended Articles of Organization of MnSP, that offering would require either registration or an exemption from registration under the Act. This would not be the case if MnSP remained a Chapter 308A cooperative exempt from the requirements of the Act by virtue of its tax status as a Chapter 321 cooperative. In that event, MnSP would also become subject to compliance with the Securities Exchange Act of 1934, either under Section 15(d) or because registration becomes required under Section 12(g).

Unless and until MnSP issues additional securities that are required to be registered under the Securities Act, MnSP would like to avoid the added expense associated with the detailed and burdensome process of maintaining filings under the 1934 Act which would result from a registration under the Securities Act. The fact that trading of the common units, Class A preferred units and Class B preferred units of MnSP will be limited to the point of almost complete restriction should lead to the conclusion that compliance with the requirements of the 1934 Act should be unnecessary.

Finally, we urge that the Staff give all due consideration to the realities of operating an enterprise as a cooperative and to the statutory framework for cooperatives provided by Minnesota law and by the laws of many other states. As a cooperative, MnSP operates, and will continue to operate, in a manner that, either by specific rule and exemption or from a practical standpoint, has been treated as distinct from ordinary business corporations under the securities laws. A favorable response to our request would continue the Staff's recognition that these distinctions remain significant for purposes of the Securities Act.

Conclusion

For the reasons set forth above, we respectfully request the Staff to confirm that it would not recommend enforcement action if MnSP proceeds with the proposed conversion of MnSP from a Chapter 308A cooperative to a Chapter 308B cooperative as described above without registration under the Securities Act in reliance on our opinion that MnSP's existing shares of common stock, Class A preferred stock and patronage equities, and its proposed common units, Class A preferred units and allocated profits, are not securities within the meaning of Section 2(a)(1) of the Securities Act, and that the conversion of existing shares of its Class B preferred stock into Class B preferred units does not constitute a sale within the meaning of Section 2(a)(3) and Section 5 of the Securities Act and Rule 145 thereunder.

* * * * *

We would appreciate your response to this request at the Staff's earliest convenience. If, for any reason, it does not appear the Staff will be able to concur with MnSP's position as stated in this letter, we would greatly appreciate the opportunity to discuss this matter with the Staff prior to the issuance of a formal response. If you have questions or need additional information, please contact the undersigned at (612) 371-3987.

Sincerely,

Michael L. Weaver